UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)


                         Hudson Chartered Bancorp, Inc.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                    443678107
                                 (CUSIP Number)

                                James R. Williams
                              Randolph L. Williams
                      c/o J & J Log and Lumber Corporation
                                  Old Route 22
                          Dover Plains, New York 12522
                                 (914) 832-6535
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 October 4, 1996
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /.


                                              This document consists of 8 pages.

                                  SCHEDULE 13D

 1.      Name of Reporting Person:    James R. Williams
         Social Security Number:      ###-##-####

 2.      Check the Appropriate Box if a Member of a Group  (a) /  /
                                                          (b) /  /

 3.      SEC Use Only

 4.      Source of Funds:  Not applicable

 5.      Check Box if Disclosure of Legal Proceedings is
         Required Pursuant To Items 2(d) or 2(e)               /  /

 6.      Citizenship or Place of Organization:  United States

 7.  Sole Voting Power:              3,696           Number of
                                                     Shares
 8.  Shared Voting Power:          216,827           Beneficially
                                                      Owned by
 9.  Sole Dispositive Power:         3,696              Each
                                                      Reporting
10.  Shared Dispositive Power:                         Person
                                                        With

11.     Aggregate Amount Beneficially Owned by Each Reporting
        Person:  220,523

12.     Check Box if the Aggregate Amount in Row (11)
        Excludes Certain Shares                                   /  /

13.     Percent of Class Represented by Amount in Row 11:  5.13%

14.     Type of Reporting Person:  IN


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



                                 SCHEDULE 13D

 1.      Name of Reporting Person:    Randolph L. Williams
         Social Security Number:      ###-##-####

 2.      Check the Appropriate Box if a Member of a Group  (a)  /  /

                                                          (b)  /  /
 3.      SEC Use Only

 4.      Source of Funds:  Not applicable

 5.      Check Box if Disclosure of Legal Proceedings is
         Required Pursuant To Items 2(d) or 2(e)              /  /

 6.      Citizenship or Place of Organization:  United States

 7.  Sole Voting Power:                   616          Number of
                                                         Shares
 8.  Shared Voting Power:             216,827          Beneficially
                                                       Owned by
 9.  Sole Dispositive Power:              616             Each

10.  Shared Dispositive Power:        216,827           Reporting
                                                         Person
                                                          With

11.     Aggregate Amount Beneficially Owned by Each Reporting
        Person:  217,443

12.     Check Box if the Aggregate Amount in Row (11)
        Excludes Certain Shares                                      /  /

13.     Percent of Class Represented by Amount in Row 11:   5.06%

14.     Type of Reporting Person:  IN


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


             Items 5, 6, and 7 are hereby amended and restated as follows:

Item 5.  Interests in Securities of the Issuer.

             James R. Williams has sole voting and dispositive  power over 3,696 shares of common stock, par value $0.80 per share ("Common Stock"), of Hudson Chartered Bancorp, Inc. ("Hudson Chartered"), and, together with his son Randolph L. Williams, has shared voting and dispositive power over 216,827 shares of Hudson Chartered Common Stock, with an aggregate beneficial ownership of 220,523 shares, which shares represent approximately 5.13% of the approximately 4,301,063 shares of Hudson Chartered Common Stock issued and outstanding on September 30, 1996.

             Randolph L. Williams has sole voting and dispositive power over 616 shares of Hudson Chartered Common Stock and, together with his father James R. Williams, has shared voting and dispositive power over 216,827 shares of Hudson Chartered Common Stock, with an aggregate beneficial ownership of 217,443 shares, which shares represent approximately 5.06% of the approximately 4,301,063 shares of Hudson Chartered Common Stock issued and outstanding on September 30, 1996.

             Except as otherwise described herein, the Reporting Persons do not beneficially own any shares of Hudson Chartered Common Stock. Other than the purchase of shares of Hudson Chartered Common Stock in connection with routine quarterly dividend reinvestments under Hudson Chartered's Dividend Investment and Stock Purchase Plan, no other transactions in Hudson Chartered Common Stock were effected during the past 60 days by the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

             Messrs. James and Randolph Williams executed an agreement dated October 4, 1996 ("Agreement") which will become effective on the death or incapacity of Mr. James Williams. As of the effective date of the Agreement, all shares of Hudson Chartered stock owned or thereafter acquired by Messrs. James and Randolph Williams, jointly or individually, are to be voted by Messrs. T. Jefferson Cunningham III and Edward vK. Cunningham, Jr., directors of Hudson Chartered, pursuant to a revocable proxy executed by Messrs. James and Randolph Williams. This description of the Agreement and proxy is qualified by reference to the text of such documents, copies of which are filed as Exhibits A and B and incorporated by reference herein.

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




Item 7.  Material to be Filed as Exhibits.

             A. October 4, 1996 agreement between James Williams and Randolph Williams.

             B. Proxy dated October 4, 1996 executed by James Williams and Randolph Williams.

Signature

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  October 18, 1996



/s/ James R. Williams
James R. Williams



Signature

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  October 18, 1996



/s/ Randolph L. Williams
________________________
Randolph L. Williams


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

                                                                       Exhibit A

                                    AGREEMENT

               AGREEMENT made as of the 4th day of October, 1996 between JAMES WILLIAMS and RANDOLPH WILLIAMS, the undersigned stockholders of Hudson Chartered Bancorp., Inc., a New York corporation (the "Corporation").

               Recitals

               1. The undersigned stockholders are the owners of 220,523 shares of the common capital stock of the Corporation.

               2. The undersigned wish to secure and promote the continuity and stability of policy and management of the Corporation.

               In consideration of the mutual covenants and conditions contained herein, the parties agree as follows:

               1. Date. The provisions of the Agreement shall take effect upon the earlier of (a) the death or (b) incapacity of James Williams (the "Effective Date"). For the purposes of this Agreement, "incapacity" shall be defined as provided in Mental Hygiene Law, Section 81.02(b).

               2. Voting. As of the Effective Date, all shares of stock of the Corporation now owned or hereafter acquired by either party hereto, jointly or individually, shall be voted by T. Jefferson Cunningham and Edward vK. Cunningham as attorney and proxy. A proxy in the form attached herewith (the "Proxy") shall be executed by the undersigned and delivered to the proxy to hold in escrow until the Effective Date. Proxies in similar form shall be executed and delivered to the proxy with respect to shares hereafter acquired.

               3. Stock Certificates. Each stock certificate now or hereafter issued to or acquired by the parties hereto, their heirs, personal representatives, successors and assigns, shall be endorsed with the following statement:

               "The right to vote the shares represented by this certificate is limited by and subject to the provisions of a certain agreement dated October 4th, 1996, between James Williams and Randolph Williams, a copy of which is on file with the secretary of the corporation at its principal office at Route 55, LaGrangeville, LaGrangeville, New York."


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



               4. Revocation. The Proxy may be revoked at any time by the undersigned or the survivor thereof by a written instrument revoking the Proxy executed and delivered by the undersigned to the attorneys named in the Proxy.

               5. Binding Effect. This Agreement shall be binding upon the heirs, personal representatives, and assigns of the parties hereto.

               IN WITNESS WHEREOF, the undersigned have executed this Agreement the day and year first written above.



               /s/ James Williams
               __________________
               James Williams



               /s/ Randolph Williams
               _____________________
               Randolph Williams





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


                                                                       Exhibit B

               KNOW ALL MEN BY THESE PRESENTS, that the undersigned do hereby nominate, appoint, and constitute T. Jefferson Cunningham and Edward vK. Cunningham, or either of them, our true and lawful attorneys and proxies to (the "Attorneys") attend all meetings of holders of common stock of HUDSON CHARTERED BANCORP. INC., and at such meetings to vote the number of shares standing in our names as joint tenants or as individuals on the stock records of the corporation and which the undersigned would be entitled to vote if personally present.

               This Proxy shall remain valid and continue to be in full force and effect after the expiration of eleven months from the date hereof. This Proxy shall also remain valid and continue in full force and effect following the death or incapacity of James Williams pursuant to that certain agreement dated even date herewith between the undersigned.


Dated:         October 4, 1996

WITNESS:



/s/ Roger K. Peet                      /s/ James Williams
__________________                     ____________________
ROGER K.PEET                           JAMES WILLIAMS


/s/ Mary Fuller                       /s/ Randolph Williams
__________________                    _____________________
MARY FULLER                           RANDOLPH WILLIAMS




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